SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2007

Commission File Number 0-18760

Unilens Vision Inc.
(Translation of Registrant’s Name Into English)

1780-400 Burrard Street
Vancouver, British Columbia, Canada V6C 3A6
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

Enclosure: Press Release dated October 3, 2007.

SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILENS VISION INC. (Registrant)
Date: October 3, 2007	By ________________________ Name: Leonard F. Barker Title: Chief Financial Officer

UNILENS NAMES ESCHENBACH OPTIK EXCLUSIVE WORLDWIDE DISTRIBUTOR OF THE UNIVISION® LOW VISION LENS

Largo, FL and Ridgefield, CT (October 3, 2007) Unilens Vision Inc. (OTC BB: UVICF) (TSX Venture Exchange: UVI) and Eschenbach Optik announced today that Eschenbach Optik has been named the exclusive worldwide distributor of the UniVision® Low Vision Lens. Eschenbach Optik of America, Inc. will serve as the exclusive distributor for North and South America and Eschenbach Optik GmbH + Co will be the exclusive distributor in the rest of the world.

“We feel that our recent agreement is an exciting change for both companies and for low vision practitioners” says Ken Bradley, President of Eschenbach Optik of America. He adds, “Eschenbach Optik of America brings its expertise in marketing and distribution of high-quality low vision products to the relationship and Unilens brings its expertise in the design and manufacture of high quality optics. Together, the two companies will have more impact on the market and more value to deliver to low vision practitioners and consumers.”

“We are excited about teaming up with Eschenbach, a global leader in Low Vision technology,” stated Michael Pecora, President and CEO of Unilens Vision Inc. “The partnership will allow our UniVision® product to be aggressively marketed throughout the world, offering eye-care professionals a truly unique specialty product to serve the expanding Low Vision market”.

The UniVision® Low Vision Lens is a 22mm acrylic lens that can be quickly and easily adhered to the surface of any eyewear. It provides the low vision practitioner with the ability to turn any eyewear into a high-quality, prescription-corrected microscopic solution for their visually impaired patient in a matter of minutes. In addition, the simple application process for the UniVision® Low Vision Lens allows the candidate to try the lens on their eyewear in the position desired before permanent adhesion and purchase. The UniVision® system offers lenses from +8.00D to +40.00D and they can be removed to allow for repositioning or for attachment to a different pair of carrier eyewear. A new UniVision® diagnostic system, created through a collaboration between Eschenbach and Unilens, will be introduced to the market beginning October 1.

For more information, contact Eschenbach Optik of America, Inc. at (800) 487-5389.

About Eschenbach

Eschenbach is a leading manufacturer of high-quality magnification solutions including magnifiers, telescopes, contrast-enhancing filters and video magnifiers that are sold through professionals serving the visually impaired. The company’s unique Low Vision Program provides professionals with a turnkey program to offer low vision services in their practice and includes in-office staff training, a comprehensive diagnostic system of low vision aids, and marketing and reimbursement support designed to ensure the service is successful both in terms of patient outcomes and practice growth.

About Unilens Vision Inc. - “The Eye Care Professionals Specialty Lens Company”

Established in 1989, Unilens Vision Inc., through its wholly owned subsidiary Unilens Corp., USA, located in Largo Florida, develops, licenses, manufactures, distributes and markets specialty contact lenses under the C-Vue®, Unilens, Sof-Form, Lombart, and LifeStyle brands. Additional information on the Company may be accessed on the Internet at www.unilens.com. The Company’s common stock is listed on the OTC Bulletin Board under the symbol “UVICF” and the TSX Venture Exchange under the symbol “UVI.”

The information contained in this news release, other than historical information, consists of forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those described in such statements. For a discussion of certain factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to the Company’s most recent filings with the SEC and the TSX Venture Exchange. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

PRESS CONTACTS:

Kelly McKnight	Timothy Gels
Vice President of Sales & Marketing	Marketing Manager
Unilens Corporation	Eschenbach Optik of America, Inc.
10431 72nd Street North	904 Ethan Allen Hwy.
Largo, FL 33777	Ridgefield, CT 06877
(727) 544-2531	(203) 438-7471
Kelly.mcknight@unilens.com	tgels@eschenbach.com